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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2003
                          Commission File Number 1-8320
                                                 ------

                                  Hitachi, Ltd.
                                  -------------
                 (Translation of registrant's name into English)

          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
          -------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F      x               Form 40-F _____________
                        -----------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes __________         No      x
                                        -----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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This report on Form 6-K contains the following:

1. Press release dated September 10, 2003 regarding interim dividend for fiscal 2003.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      Hitachi, Ltd.
                                           ------------------------------------
                                                                 (Registrant)


    Date October 9, 2003              By   /s/ Takashi Hatchoji
         --------------------              ------------------------------------
                                           Takashi Hatchoji
                                           Vice President and Executive Officer

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                                                           FOR IMMEDIATE RELEASE


               Hitachi Announces Interim Dividend for Fiscal 2003

Tokyo, September 10, 2003 --- Hitachi, Ltd. (TSE:6501 / NYSE:HIT) today announced that the Company decided on the interim dividend for the fiscal year ending March 31, 2004, at a Board of Directors meeting convened today.

Interim dividend for the fiscal year ending March 31, 2004
       3.0 yen per share

       Reference: Dividends paid for the fiscal year ended March 31, 2003
                    Interim dividend :  3.0 yen per share
                    Year-end dividend:  3.0 yen per share


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